TOYS “R” US, INC.

ONE GEOFFREY WAY

WAYNE, NJ 07470

TELEPHONE: (973) 617-5740

FACSIMILE: (973) 617-4043

e-mail: david.schwartz@toysrus.com

May 12, 2010

VIA EDGAR AND FAX

Ms. Jennifer Gowetski

Senior Counsel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Correspondence from SEC Staff dated March 26, 2010 regarding Toys “R” Us Property Company I, LLC Registration Statement on Amendment No. 2 to Form S-4 Filed March 9, 2010
File No. 333-164018

Dear Ms. Jennifer Gowetski:

On behalf of Toys “R” Us Property Company I, LLC (the “Company”), I am writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated March 26, 2010 (the “comment letter”) relating to Amendment No. 2 to the Registration Statement on Form S-4 filed on March 9, 2010 (the “Registration Statement”). I have revised the Registration Statement in response to the Staff’s comments and are filing concurrently with this letter Amendment No. 3 to the Registration Statement (“Amendment No. 3”), which reflects these revisions and generally updates other information.

This letter is being faxed to the Staff concurrently with the EDGAR filing to facilitate the Staff’s review. I have also sent by overnight courier to the Staff a copy of this letter and bound copies of Amendment No. 3 marked to reflect the revisions made to the Registration Statement that are described below.

In order to expedite the Staff’s review of the Company’s response, we have numbered and reproduced below in italics the full text of the comments of the Staff, each of which is followed by the Company’s response. Unless otherwise defined herein, capitalized terms are used herein as defined in Amendment No. 3.

Securities and Exchange Commission

Attention: Ms. Jennifer Gowetski

General

1.	Please update your financial statements in accordance with Regulation S-X.

In response to the Staff’s comments, the Company has updated its financial statements in accordance with Regulation S-X, related management discussion and analysis, pro forma financial information, and other related disclosures.

Business of the Company, page 91

2.	We note your response to comment 4 in our letter dated February 23, 2010. Please include this information in your prospectus.

In response to the Staff’s comments, the Company has included the referred disclosure on page 83 of the prospectus.

Exhibit 5.1

3.	We note the assumptions on page 2 of the opinion that (i) the indenture is the valid and legally binding obligation of the trustee, (ii) that TRU 2005 RE II Trust (“TRU II”) has duly authorized, executed and delivered the indenture in accordance with the Delaware Statutory Trust Act and (iii) execution, delivery and performance by TRU II of the indenture and its guarantee do not and will not violate the Delaware Statutory Trust Act. These assumptions appear overly broad and appear to assume facts that should be known or are readily ascertainable. Please have counsel provide a revised opinion that does not include these assumptions or provide your analysis regarding why such assumptions are appropriate.

In response to the Staff’s comments, the Company has obtained an opinion from Delaware trust counsel that covers assumptions “(ii)” and “(iii)”. The Delaware counsel opinion is being filed as Exhibit 5.2 of the Registration Statement and Company’s counsel has obtained the appropriate consent to rely on it in order to issue its Exhibit 5.1 opinion and has revised its opinion to reflect this reliance. Please note that assumption “(i)” is a customary assumption and covers the obligations of the trustee under the Indenture and not the obligations of any of the trustees of TRU 2005 RE II Trust.

Please do not hesitate to call the undersigned at (973) 617-5740 with any questions or further comments you may have regarding this filing or if you wish to discuss the above response.

Securities and Exchange Commission

Attention: Ms. Jennifer Gowetski

Very truly yours,

/s/ David J. Schwartz, Esq. David J. Schwartz, Esq.

cc:	Via Facsimile
Angela McHale, Securities and Exchange Commission
Howard Efron, Securities and Exchange Commission
Kevin Woody, Securities and Exchange Commission
Michael Nathan, Simpson Thacher & Bartlett LLP